

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

<u>Via U.S. Mail</u>

Timothy J. Neher
President, Secretary, and Treasurer
Accelerated Acquisitions XI, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **RE: Accelerated Acquisitions XI, Inc.**
> **Registration Statement on Form 10**
> **Filed July 30, 2010, as amended**
> **File No. 000-54061**

Dear Mr. Neher:

    We have completed our review of your filing and do not have any further comments at this time.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director